 15-12G/A 1 form15-12ga.htm AMENDED TERMINATION OF REGISTRATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-55262

LVYUAN GREEN BUILDING MATERIAL

TECHNOLOGY CORP.

(Exact name of registrant as specified in its charter)

2 Room 1216, Building 3, Incubator Mansion Development Zone

Daqing City, Heilongjiang Province, China, 86-755-2218-4466

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  38

Explanatory Note:

Lvyuan Green Building Material Technology Corp. (the “Company”) is filing this Form 15/A for the purpose of withdrawing the Form 15 filed by the Company with the Securities and Exchange Commission (“SEC”) on December 23, 2020, because the Company desires to remain an SEC reporting company in order to uplist to OTCQB.

Pursuant to the requirements of the Securities Exchange Act of 1934 [Name of registrant as specified in charter] has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 22, 2021	By:	/s/ James A. Tilton
James A. Tilton President